SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 12)(1)

                         Phillips-Van Heusen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    718592108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |X|   Rule 13d-1(b)

            |_|   Rule 13d-1(c)

            |_|   Rule 13d-1(d)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

CUSIP No. 718592108                    13G                     Page 2 of 6 Pages
--------------------------------------------------------------------------------
(1) Name of Reporting Persons
    I.R.S. Identification Nos. of above persons. (entities only)

    PVH Associates Investment Plan Committee
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    New York
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        1,304,634 shares

    (6) Shared voting power:
        0 shares

    (7) Sole dispositive power:
        1,304,634 shares

    (8) Shared dispositive power:
        0 shares

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    1,304,634 shares
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).

--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     4.8%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     EP
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            Phillips-Van Heusen Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            200 Madison Avenue
            New York, New York  10016

Item 2(a).  Name of Person Filing:

            PVH Associates Investment Plan Committee

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            200 Madison Avenue
            New York, New York  10016

Item 2(c).  Citizenship:

            New York State

Item 2(d).  Title of Class of Securities:

            Common Stock, $1.00 par value per share (the "Common Stock")

Item 2(e).  CUSIP Number:

            718592108

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(B), or 13d-2(B) or (C), Check Whether the Person Filing is a:

            (a)  |_|    Broker or dealer registered under Section 15 of the
                        Exchange Act;

            (b)  |_|    Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)  |_|    Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

            (d)  |_|    Investment company registered under Section 8 of the
                        Investment Company Act;

            (e)  |_|    An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)  |X|    An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

            (g)  |_|    A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);


                               Page 3 of 6 Pages

            (h)  |_|    A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)  |_|    A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (j)  |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            (a)   Amount Beneficially Owned:

                        1,304,634 shares

            (b)   Percent of Class:

                        4.8%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote*:

                              1,304,634 shares

                  (ii)  Shared power to vote or to direct the vote:

                              0 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                              1,304,634 shares

                  (iv)  Shared power to dispose or direct the disposition of:

                              0 shares

----------
* Participants in the PVH Associates Investment Plan may direct the vote of shares of Common Stock held by the Plan with respect to tender or exchange offers subject to Section 13(e) or Section 14(d) of the Securities Exchange Act of 1934 and matters which, if approved or disapproved, would result in a "change in control" (as defined in the PVH Associates Investment Plan) of the Company.


                               Page 4 of 6 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            All of the shares of Common Stock held by the PVH Associates Investment Plan are held on behalf of the employees of Phillips-Van Heusen Corporation and its subsidiaries who are participants in the Phillips-Van Heusen Corporation Associates Investment Plan (consisting of the PVH Associates Investment Plan for Hourly Associates and the PVH Associates Investment Plan for Salaried Associates) and the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (formerly the PVH Associates Investment Plan For Hourly Associates Who are Residents of the Commonwealth of Puerto Rico and the PVH Associates Investment Plan For Salaried Associates Who are Residents of the Commonwealth of Puerto Rico).

            As participants in the Phillips-Van Heusen Corporation Associates Investment Plan and the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico, these employees have the right to receive the proceeds from the sale of the shares held for their benefit by the PVH Associates Investment Plan and to have dividends reinvested in the PVH Associates Investment Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 11, 1999
                                        ----------------------------------------
                                                         (Date)

                                        PVH Associates Investment Plan Committee


                                        By: /s/ Bruce J. Klatsky
                                            ------------------------------------
                                            Name:  Bruce J. Klatsky
                                            Title: Member


                                        By: /s/ Irwin W. Winter
                                            ------------------------------------
                                            Name:  Irwin W. Winter
                                            Title: Member

                                        By: /s/ Pamela N. Hootkin
                                            ------------------------------------
                                            Name:  Pamela N. Hootkin
                                            Title: Member


                               Page 6 of 6 Pages